United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14A-103

NAME OF REGISTRANT: CRACKER BARREL OLD COUNTRY STORE, INC.

NAME OF PERSON RELYING ON EXEMPTION:STATE BOARD OF ADMINISTRATION OF FLORIDA RETIREMENT SYSTEM

ADDRESS OF PERSON RELYING ON EXEMPTION:1801 Hermitage Blvd., Suite 100, Tallahassee, FL 32308

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The State Board of Administration of Florida Retirement System does not beneficially own more than $5 million of securities in the Registrant company. As such, submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Governance & Fiduciary Concerns at Cracker Barrel Old Country Store, Inc.

Dear fellow Cracker Barrel shareowners,

This communication is provided by the State Board of Administration of Florida ('SBA'), a long- term shareowner of Cracker Barrel Old Country Store, Inc. ('Cracker Barrel' or 'the Company'). The purpose of this exempt solicitation is to inform fellow shareowners about a serious governance concern - the Company's recent rebranding fiasco - and to encourage united action in demanding transparency and accountability from the Company's Board of Directors.

On August 28, 2025, the SBA (which manages the investments of the Florida Retirement System) sent a detailed letter to Cracker Barrel's Board Chairman, Carl T. Berquist, outlining our concerns about the Company's now-reversed rebranding effort. The rebranding, unveiled in mid-August, triggered public outcry and a sharp decline in the Company's stock price, only to be rescinded on August 26, 2025, amid 'universal outcry'. As fiduciaries responsible for the retirement assets of Florida's public employees, we believe the Board's handling of this episode raises serious questions about governance, risk oversight, and the prioritization of shareholder value.

This document presents an overview of the Cracker Barrel rebranding controversy, beginning with a timeline of key events that underscore the negative impact on shareholder value and corporate reputation. It also includes a copy of the SBA's formal letter to the Board, which outlines our concerns and expectations. Finally, we offer a detailed call to action, encouraging fellow shareowners to engage further on this governance matter and consider appropriate steps to ensure accountability and improved oversight.

Timeline of Events and Governance Failures

  Mid-August 2025:
  Cracker Barrel unveiled a rebranding campaign intended to modernize its image.
  August 20-25, 2025:
  The Company experienced a sharp decline in its stock price, reflecting concern over reputational damage and strategic misalignment.
  August 26, 2025:
  Amid public outcry, Cracker Barrel swiftly rescinded the rebranding campaign. The reversal came unaccompanied by any clear explanation of the decision- making process, further eroding public trust and raising questions about internal governance, managerial acumen, and risk oversight.
  August 28, 2025:
  The SBA, acting as fiduciary for the Florida Retirement System, issued a formal letter to Cracker Barrel's Board of Directors. Our letter asks the Board to explain why this rebrand was pursued, detail how much money was spent on it (and will be spent to undo it), reveal whether ideological objectives (non-pecuniary factors) played any part, clarify what risk management and board oversight existed around this decision. We also explicitly frame these questions in the context of our fiduciary duty to the Florida Retirement System: as investors, we expect the Company to focus on long-term shareowner value and avoid actions driven by social, political, or ideological agendas at the expense of investors' interests. The letter is publicly available and a copy is attached to this letter.

STATE BOARD OF ADMINISTRATION OF FLORIDA

1801 HERMITAGE BOULEVARD, SUITE 100
TALLAHASSEE, FLORIDA 32308
(850) 488-4406

POST OFFICE BOX 13300
32317-3300

RON DESANTIS
GOVERNOR
CHAIR

BLAISE INGOGLIA
CHIEF FINANCIAL OFFICER

JAMES UTHMEIER
ATTORNEY GENERAL

CHRIS SPENCER
EXECUTIVE DIRECTOR

August 29, 2025

Carl T. Berquist, Chairman of the Board
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, TN 37087

Re: Branding Controversy and Governance Inquiry

Dear Mr. Berquist:

We are writing to express our concerns regarding the recent branding changes at Cracker Barrel Old Country Store, Inc., which have generated significant public attention and controversy. This action ultimately resulted in a reversal of the rebranding effort by management on August 26, 2025, following universal outcry and significant decline in market capitalization of the company.

While the share price shows signs of recovery following the reversal, as fiduciaries of long-term shareowner capital we believe it is essential that both management and the Board of Directors provide clarity on the rationale, costs, and risk assessments associated with the rebranding effort so that we can understand what factors influenced the company's decision to pursue the original change, and what controls are in place by both management and the Board to prevent such an unforced error from occurring again.

Considering the severe reputational harm and likely financial risks stemming from this controversy, we request that the Board respond to the following questions:

1. What was the total cost of the rebranding campaign, including all design, implementation, marketing, and associated consulting or advisory services beginning from the initiation of the planning and development stage of the rebranding effort through the final decision to reverse course?

2. What social, political, ideological or other nonpecuniary factors (e.g. DEI or ESG factors) were considered during the decision-making process for the rebrand? How were these factors evaluated and documented?

Board of Directors
August 29, 2025
Page 2

3. Given the announcement by the company to reverse these changes, what is the estimated cost to reverse the rebranding debacle?

4. What risks were disclosed in publicly filed shareholder materials (e.g., proxy statements, annual reports, or investor presentations) prior to the rebrand, particularly those related to brand identity, stakeholder perception, or reputational impact?

The State Board of Administration of Florida (SBA) manages the assets of the Florida Retirement System (FRS), including investments in Cracker Barrel. Our governance philosophy encourages companies to adopt transparent, responsible practices that align with long-term shareowner value creation. Further, Florida law requires the SBA "must make [investment] decisions based solely on pecuniary factors and may not subordinate the interests of participants and beneficiaries of the fund to other objectives, including sacrificing investment return or undertaking additional investment risk to promote any nonpecuniary factor" *(§215.47(10)(b), Florida Statutes)*. We evaluate the actions of companies in which we invest under the same standard, particularly when determining whether further shareholder engagement is necessary to advance prudent corporate governance policies.

As part of our mission, the SBA advocates for shareowner rights and promotes leading corporate governance practices at U.S. and international companies in which we invest. SBA staff evaluate whether companies have implemented appropriate governance frameworks and assess whether changes could enhance shareowner value. In this circumstance, we are alarmed by the decision-making surrounding Cracker Barrel's rebranding effort, and we believe further inquiry into the governance policies of the company is warranted.

We request that a copy of this letter be shared with each member of the Board. We look forward to your cooperation in addressing our inquiry. Please contact Richard Cassedy directly at (850) 413-1090.

We request a response to this letter no later than September 29, 2025.

Sincerely,

Chris Spencer
Executive Director

cc: Julie Masino, President and CEO

  Fellow Shareowners, the events at Cracker Barrel over the past weeks underscore the vital importance of effective corporate governance. As shareowners, we entrust the Board of Directors to guide the Company's strategy prudently, manage risks, and safeguard our investments. In this case, an ill-considered rebranding initiative - possibly influenced by factors unrelated to long-term business value - destroyed shareowner value and public trust. It was only after a loud outcry that management reversed course. Such reactive decision-making raises concerns that proper oversight and diligence were lacking at the outset.

  We have taken the step of engaging directly with the Board through our letter. Now, we urge you to join us in this effort to hold Cracker Barrel's leadership accountable:

  Stay Informed:
  If you have not done so, review public information about the controversy (news articles, the Company's statements, and our letter to the Board). Understanding the facts will help us collectively evaluate the Board's response and any proposed remedies. Transparency is the first step in preventing future missteps.
  Support Our Inquiry:
  We encourage other shareowners to echo these questions and concerns to the Board. You can do this by reaching out to the Company's investor relations or Board representatives and referencing the specific questions we have posed. When the Board sees that investors broadly care about these issues, it will reinforce the need for a thorough response. As shareowners, we have the right to ask how the Company is being run, especially when management decision making and total stock return performance raise fiduciary concerns.
  Demand Accountability and Change if Needed:
  Seeing as the Board did not respond to our letter (response due September 29) shareowners should be prepared to consider further action. This could include engaging in dialogue with other investors, filing or supporting shareowner proposals to address governance weaknesses, or using proxy votes at the next annual meeting to enforce accountability. For example, if it becomes clear that this rebranding fiasco was approved without proper due care, shareowners might question whether the directors who oversaw that decision should remain in their positions. Our goal is to ensure the Company's leaders are aligned with shareowner interests moving forward.

  Reaffirm the Pecuniary Focus:
  It is worth reminding the Board that, as investors, we expect corporate decisions to be made with a business-first mindset. We support diversity, innovation, and evolution when they serve the Company's growth and profitability. But initiatives should never be undertaken to advance a social, political, or ideological agenda at the expense of shareowner value. In our case, the SBA is legally bound to this principle under Florida law, and we will advocate for it rigorously with respect to the companies in which we invest. We invite like-minded investors to reinforce this message: good governance means focusing on factors material to the business and its long-term success.

We hope that by shining a light on these issues through this exempt solicitation, Cracker Barrel's Board will recognize the seriousness of our collective concern. Our intent is to prevent future value destruction and ensure the Company operates in a way that respects its brand legacy and shareholders' financial interests. We believe Cracker Barrel can draw positive lessons from this incident by improving how major decisions are vetted and by recommitting to core principles of accountability and transparency.

We ask you, as fellow shareowners of Cracker Barrel, to support our call for transparency and accountability. This is not a solicitation of any proxy vote, but rather an appeal for engaged ownership. Ultimately, if the Board provides satisfactory answers and takes corrective action (such as strengthening its decision-making processes or board oversight mechanisms), it will restore investor confidence. If it does not, we must be ready to press for changes. In our common interest, shareowners can influence the Company to do what is right for its long-term value.

We remain hopeful that Cracker Barrel's Board hears our voice and responds with the accountability we expect. Our shared goal is a thriving, well-governed company that rewards its loyal shareowners for years to come.

For these reasons, among others, the SBA will be voting AGAINST the election of each director up for election at the next annual meeting.

For further information, please contact Richard Cassedy at (850) 413-1090, or via email at richard.cassedy@sbafla.com. The SBA is open to engaging with other investors on this issue.

Important Notice: This communication is being provided as an exempt solicitation pursuant to SEC Rule 14a-2(b)(1) and Rule 14a-6(g)(1). It is not a solicitation of proxy authority, and no proxy cards are being requested or accepted by the SBA. Please do not send us your proxy card - we will not vote proxies on your behalf. This communication may be disseminated to Company shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues.

The cost of distributing this letter and communication is being borne entirely by the SBA.

The information herein reflects our perspectives as of the date of this communication, based on publicly available sources and Company disclosures believed to be reliable. However, we do not guarantee its accuracy or completeness. This material is provided for informational purposes and to encourage shareholder engagement on governance issues; it should not be construed as investment advice or as a recommendation to buy or sell any securities. Furthermore, nothing here should be interpreted as a solicitation of any proxy vote. To cast your votes in any shareholder meeting, please follow the official instructions on the proxy card or voting instruction form provided by the Company. We are not able to vote your proxies, nor do we seek to do so with this communication.